October 15, 2024

Tim Canning
Chief Executive Officer
Danam Health, Inc
3000 Bayport Drive
Suite 950
Tampa, FL 33607

       Re: Danam Health, Inc
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 27, 2024
           File No. 333-280945
Dear Tim Canning:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Selected Financial Data, page 46

1. Please clarify for us your basis for presenting pro forma amounts for the year ended
       December 31, 2022 or revise to remove amounts. Refer to Rule 11-02(c)(2)(i) of
       Regulation S-X.
Unaudited Pro Forma Combined Financial Information, page 47

2. We note your response to prior comment 7. Please revise your disclosure to present the effects of the Wellgistics probable acquisition as if it occurred on the most recent practicable date prior to the effective date of the latest pro forma balance sheet date presented, which is currently June 30, 2024 (rather than as if it occurred on January 1,
 October 15, 2024
Page 2

       2023 as stated in the second paragraph on page 47). This comment also applies to adjustment (b), (c) and (d) on page 49. Refer to Rules 11-02(a)(6)(i)(A) and 11-
       02(c)(1) of Regulation S-X.
Wellgistics Membership Interest Purchase Agreement, page 50

3. We note your response to prior comment 11. Please update the section captioned
       "Wellgistics Membership Interest Purchase Agreement" to include disclosure comparable to the revisions on page 88.
Report of Independent Public Accounting Firm, page F-2

4. We note your response to prior comment 20. The audit opinion should reference the period September 6, 2022 to December 31, 2022, as opposed to the year ended
       December 31, 2022, given the company was organized on September 6, 2022. Please revise.
Danam Health, Inc.
Statement of Operations, page F-4

5. Please verify the accuracy of net loss per common share and weighted average common shares outstanding. Refer to the reported number of shares of common stock on your balance sheets and statements of stockholders' deficit.
WOOD SAGE, LLC and Subsidiaries
Note 3. Business Combinations, page F-39

6. We note your response to prior comment 25. Please revise to provide the separate audited financial statements under Rule 8-04 of Regulation S-X related to your acquisitions of Alliance Pharma Solutions LLC and Community Specialty Pharmacy,
       LLC or tell us why they are not required.
       Please contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Kate Bechen